Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Six Months Ended June 30, 2006	2005	2004	2003	2002	2001

Earnings:

Income from continuing operations before income taxes	$33,416	$250,734	$316,873	$299,380	$340,722	$297,534

Interest expense (excluding capitalized interest)	28,589	56,604	32,851	19,241	5,079	5,691

Portion of rent expense under long-term operating
leases representative of an interest factor	1,897	4,799	4,929	2,478	3,058	3,540

Total earnings	$63,902	$312,137	$354,653	$321,099	$348,859	$306,765

Fixed charges:

Interest expense (including capitalized interest)	$28,979	$57,399	$33,299	$19,241	$5,139	$5,691

Portion of rent expense under long-term operating
leases representative of an interest factor	1,897	4,799	4,929	2,478	3,058	3,540

Total fixed charges	$30,876	$62,198	$38,228	$21,719	$8,197	$9,231

Ratio of earnings to fixed charges	2.1	5.0	9.3	14.8	42.6	33.2